List of Subsidiaries

Subsidiaries	Jurisdiction or State of Incorporation

ServisFirst Bank (1)	Alabama
ServisFirst Capital Trust II (2)	Delaware
SF Holding 1, Inc. (3)	Alabama
SF Realty 1, Inc. (4)	Alabama

(1) ServisFirst Bank is organized under the laws of the State of Alabama and is a wholly-owned subsidiary of ServisFirst

Bancshares, Inc.

(2) ServisFirst Capital Trust II is a statutory business trust which was established to issue capital trust preferred securities and is a wholly-owned subsidiary of ServisFirst Bancshares, Inc.

(3) SF Holding 1, Inc. is a wholly-owned subsidiary of ServisFirst Bank

(4) SF Realty 1, Inc. is a wholly owned-subsidiary of SF Holding 1, Inc.